

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Dipak Golechha
Chief Financial Officer
Palo Alto Networks Inc.
3000 Tannery Way
Santa Clara, CA 95054

>　**Re: Palo Alto Networks Inc.**
>　　**Form 10-Q for Fiscal Quarter Ended January 31, 2024**
>　　**File No. 001-35594**

Dear Dipak Golechha:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

　　Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended January 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision for (Benefit from) Income Taxes , page 34

1.　We note that as of January 31, 2024, your analysis of all positive and negative evidence resulted in a conclusion that it is more likely than not that deferred tax assets will be realizable based on recent profitability and continued forecasted income. This conclusion resulted in recording a deferred tax benefit of $3.2 billion, deferred tax expense of $1.7 billion and a net tax benefit of $1.5 billion in the three month period ended January 31, 2024. Please expand the discussion of income tax to include a detailed discussion of the reason for the amount and timing of the change in valuation allowance in the three month period ended January 31, 2024. Describe the facts and circumstances surrounding the recognition of the "deferred tax expense of $1.7 billion for the U.S. federal indirect tax effect of foreign deferred taxes." In this regard, please supplementally tell us and expand the discussion to explain the timing of your recognition of the expense and the nature and timing of the foreign deferred taxes. Also, describe in detail any related trends in profitability underlying your analysis pursuant to Item 303(b)(2)(ii) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology